Equillium, Inc.

2223 Avenida de la Playa Suite 105

La Jolla, CA 92037

January 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Alan Campbell

Re:	Equillium, Inc.

Registration Statement on Form S-3

Filed: January 6, 2023

File No. 333-269153

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Equillium, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on Wednesday, January 18, 2023, or as soon thereafter as is practicable.

In connection with this request, the Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Wade W. Andrews of Cooley LLP at (858) 550-6042.

Sincerely,

EQUILLIUM, INC.

By:	/s/ Bruce D. Steel
Bruce D. Steel
President and Chief Executive Officer